Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 04/05/2010

To: All Canadian Securities Regulatory Authorities

Subject: Mag Silver Corp.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	21/05/2010
Record Date for Voting (if applicable) :	21/05/2010
Beneficial Ownership Determination Date:	21/05/2010
Meeting Date :	22/06/2010
Meeting Location (if available) :	Suite 1600, 925 West Georgia Street, Vancouver, BC V6C 3L2

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Mag Silver Corp.